UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 35 220301596

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GLOBANT S.A.

FORM 6-K

Globant S.A. (the “Company”) held its Annual General Meeting (“AGM”) and an Extraordinary General Meeting (“EGM” and, together with the AGM, the “General Meetings”) of Shareholders on May 8, 2017. The Company’s shareholders approved and adopted all matters submitted to them at the General Meetings, which are described in the Company’s report on Form 6-K dated April 7, 2017.

Results of Annual General Meeting

Each of the eleven proposals listed below were approved at the AGM by an affirmative vote of a simple majority of the votes validly cast by common shareholders entitled to vote at the meeting:

1. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2016.

The AGM, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approved the consolidated accounts of the Company prepared under EU IFRS and IFRS for the financial year ended December 31, 2016.

2. Approval of the Company’s annual accounts under LUX GAAP as of and for the financial year ended December 31, 2016.

The AGM, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approved the annual accounts of the Company under LUX GAAP for the financial year ended December 31, 2016.

3. Allocation of results for the financial year ended December 31, 2016.

(Notwithstanding the gain of USD $35,862,000 made by the Company in its consolidated financial statements for the financial year ended December 31, 2016, during the same period the Company has made a loss of USD $3,531,244.41 in its stand-alone individual financial statements.)

The AGM acknowledged that the Company has made a loss of USD $3,531,244.41 during the financial year ended December 31, 2016 and resolved to carry forward this loss of USD $3,531,244.41 to the next financial year.

4. Vote on discharge (quitus) of the members of the board of directors for the proper exercise of their mandate during the financial year ended December 31, 2016.

The AGM granted full and total discharge to the members of the board of directors for the exercise of their mandates during the financial year ended December 31, 2016.

5. Approval and ratification of the stock options granted to the members of the board of directors during the financial year ended December 31, 2016.

The AGM approved and ratified the stock options granted to certain members of the board of directors during the financial year ended December 31, 2016.

6. Approval of the cash compensation of the members of the board of directors for the financial year ending December 31, 2017.

The AGM approved the cash compensation for the members of the board of directors for the financial year ending December 31, 2017.

7. Appointment of Deloitte Audit as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending December 31, 2017.

The AGM renewed the mandate of Deloitte Audit as independent auditor for the standalone accounts and the EU IFRS consolidated accounts of the Company for the financial year ending December 31, 2017 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2018.

8. Appointment of Deloitte &Co S.A. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending December 31, 2017.

The AGM appointed Deloitte & Co S.A. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending December 31, 2017 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2018.

9. Appointment of Mrs. Linda Rottenberg as member of the board of directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2020.

The AGM appointed Linda Rottenberg as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2020.

10. Re-appointment of Mr. Martín Gonzalo Umaran as member of the board of directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2020.

The AGM re-appointed Martín Gonzalo Umaran as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2020.

11. Re-appointment of Mr. Guibert Andrés Englebienne as member of the board of directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2020.

The AGM re-appointed Guibert Andrés Englebienne as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2020.

  Results of Extraordinary General Meeting

The following proposals were approved at the EGM where, according to the provisions of the laws of Luxembourg, shareholders representing at least half of the issued share capital of the Company were present or represented and at least two-thirds of the votes were validly cast in favor of the resolution by shareholders entitled to vote at the meeting:

1. Approval of the increase in the authorized share capital of the Company and subsequent amendments to the Articles of Association.

The EGM resolved to increase the authorized share capital of the Company, excluding the Company’s share capital, to the amount of nine million thirty-five thousand four hundred seventy-two US dollars (US$ 9,035,472), represented by seven million five hundred twenty-nine thousand five hundred sixty (7,529,560) common shares having a nominal value of one US dollar and twenty cents (US$ 1.20).

The EGM further resolved that the board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital, to such persons and on such terms as it shall see fit, and specifically to carry out such issue or issues without reserving a pre-emptive subscription right for the existing shareholders during a period of time from the date of the extraordinary general meeting of shareholders held on May 8, 2017 and ending on the fifth (5th) anniversary of the date of publication in the Recueil Electronique des Sociétés et Associations of the minutes of the extraordinary general meeting of shareholders held on May 8, 2017. Such common shares may be issued above, at or below market value, above or at nominal value, or by way of incorporation of available reserves (including premium).

The EGM expressly authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized share capital.

In addition, the EGM resolved to amend articles 6.1 and 6.2 of the articles of association of the Company so that they shall read as follows:

“6.1 The Company’s authorized capital, excluding the Company's share capital, is set at nine million thirty-five thousand four hundred seventy-two US dollars (USD$9,035,472), represented by seven million five hundred twenty-nine thousand five hundred sixty (7,529,560) common shares having a nominal value of one US dollar and twenty cents (USD$1.20).”

“6.2 The board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital, to such persons and on such terms as it shall see fit, and specifically to carry out such issue or issues without reserving a pre-emptive subscription right for the existing shareholders during a period of time from the date of the extraordinary general meeting of shareholders held on 8 May 2017 and ending on the fifth (5th) anniversary of the date of publication in the Recueil Electronique des Sociétés et Associations of the minutes of the extraordinary general meeting of shareholders held on 8 May 2017. Such common shares may be issued above, at or below market value, above or at nominal value, or by way of incorporation of available reserves (including premium). The general meeting has authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized (un-issued) share capital. This authorization may be renewed, amended or extended by resolution of the general meeting of shareholders adopted in the manner required for an amendment of these articles of association. Upon an issue of shares within the authorized share capital, the board shall have the present articles of association amended accordingly.”

2. Approval to modify the date of the annual general meeting of the shareholders.

The EGM resolved to modify the date of the annual general meeting of the shareholders from the fourth Friday of April of each year to a date within six (6) months of the end of each financial year by amending article 10.3 of the articles of association of the Company so that it shall read as follows:

“10.3 The annual general meeting of shareholders shall be held within six (6) months of the end of each financial year in Luxembourg, at the registered office of the Company or at such other place as may be specified in the convening notice of such meeting.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

 Date: May 10, 2017